UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Closing on Underwriters’ Partial Exercise of Over-Allotment Option

On November 29, 2023, Fenbo Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with EF Hutton LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC), as representative (the “Representative”) of the underwriters listed on Schedule 1-A thereto (the “Underwriters”), pursuant to which the Company granted the Underwriters a 45-day option to purchase up to an additional 150,000 ordinary shares at the public offering price, less underwriting discounts, and commissions.

On January 11, 2024 the Representative partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share. As a result, the Company has raised gross proceeds of $312,500,

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2024	FENBO HOLDINGS LIMITED

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer, Chairman and Director